Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

SandRidge Permian Trust (the “Trust”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its Common Units of Beneficial Interest, which are referred to in this exhibit as “Trust units.”

Description of Trust Units

The beneficial interest in the Trust is divided into 52,500,000 Trust units. Each Trust unit represents an equal undivided beneficial interest in the property of the Trust.

Distributions; Income Computations

Cash distributions to Trust unitholders are made by the Trust from its available funds for each calendar quarter. Royalty interest payments due to the Trust with respect to any calendar quarter are based on actual production volumes attributable to the Trust properties for the first two months of the quarter just ended as well as the last month of the immediately preceding quarter (as measured at Avalon Energy, LLC (“Avalon”) metering systems) and actual revenues received for such volumes. Avalon will make a payment to the Trust equal to the royalty interest payments within 45 days of the end of each calendar quarter. After the receipt and disbursement of such payment, The Bank of New York Mellon Trust Company, N.A., the trustee of the Trust (the “Trustee”), determines for such calendar quarter the amount of funds available for distribution to the Trust unitholders. Available funds are the excess cash, if any, received by the Trust over the Trust’s expenses for that quarter. Available funds will be reduced by any cash the Trustee decides to hold as a reserve against future liabilities.

The amount of available funds for distribution each quarter will be payable to the Trust unitholders of record on or about the 45th day following the end of such calendar quarter or such later date as the Trustee determines is required to comply with legal or stock exchange requirements. The Trustee will distribute cash on or about the 60th day (or the next succeeding business day following such day if such day is not a business day) following such calendar quarter to each person who was a Trust unitholder of record on the quarterly record date, together with interest expected to be earned on the amount of such quarterly distribution from the date of receipt thereof by the Trustee to the payment date.

Unless otherwise advised by counsel or the IRS, the Trustee will treat the income and expenses of the trust for each quarter as belonging to the Trust unitholders of record on the quarterly record date of the month. Trust unitholders will recognize income and expenses for tax purposes in the quarter the Trust receives or pays those amounts, rather than in the quarter the Trust distributes them. Minor variances may occur. For example, the Trustee could establish a reserve in one month that would not result in a tax deduction until a later month. The Trustee could also make a payment in one month that would be amortized for tax purposes over several months.

Transfer of Trust Units

Trust unitholders may transfer their Trust units in accordance with the trust agreement, as amended and restated, by and among SandRidge Energy, Inc., as Trustor, the Trustee, and The Corporation Trust Company, as Delaware Trustee (such amended and restated trust agreement, as amended to date, the “Trust Agreement”). The Trustee will not require either the transferor or transferee to pay a service charge for any transfer of a Trust unit. The Trustee may require payment of any tax or other governmental charge imposed for a transfer. The Trustee may treat the owner of any Trust unit as shown by its records as the owner of the Trust unit. The Trustee will not be considered to know about any claim or demand on a Trust unit by any party except the record owner. A person who acquires a Trust unit after any quarterly record date will not be entitled to the distribution relating to that quarterly record date. Delaware law will govern all matters affecting the title, ownership or transfer of Trust units.

Tax Schedules and Periodic Reports

The Trustee will file all required trust federal and state income tax and information returns. The Trustee will prepare and mail to Trust unitholders a Schedule K-1 that Trust unitholders need to correctly report their share of the income and deductions of the trust. The Trustee will also cause to be prepared and filed reports required to be filed under the Securities Exchange Act of 1934, as amended, and by the rules of any securities exchange or quotation system on which the Trust units are listed or admitted to trading.

Each Trust unitholder and his representatives may examine, for any proper purpose, during reasonable business hours the records of the Trust and the Trustee.

Liability of Trust Unitholders

Under the Delaware Statutory Trust Act, Trust unitholders will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit under the General Corporation Law of the State of Delaware. No assurance can be given, however, that the courts in jurisdictions outside of Delaware will give effect to such limitation.

Voting Rights of Trust Unitholders

The Trustee or Trust unitholders owning at least 10% of the outstanding Trust units may call meetings of Trust unitholders. The Trust will be responsible for all costs associated with calling a meeting of Trust unitholders unless such meeting is called by the Trust unitholders, in which case the Trust unitholders will be responsible for all costs associated with calling such meeting of Trust unitholders. Meetings must be held in such location as is designated by the Trustee in the notice of such meeting. The Trustee must send notice of the time and place of the meeting and the matters to be acted upon to all of the Trust unitholders at least 20 days and not more than 60 days before the meeting. Trust unitholders representing a majority of Trust units outstanding must be present or represented to have a quorum. Each Trust unitholder is entitled to one vote for each Trust unit owned. Abstentions and broker non-votes shall not be deemed to be a vote cast.

Unless otherwise required by the Trust Agreement, a matter may be approved or disapproved by the vote of a majority of the Trust units held by the Trust unitholders voting in person or by proxy at a meeting where there is a quorum. This is true, even if a majority of the total outstanding Trust units did not approve it.

Amendment of the Trust Agreement generally requires the vote of holders of (i) a majority of the Trust units (excluding Trust units owned by Avalon and its affiliates) and (ii) a majority of the Trust units (including Trust units owned by Avalon and its affiliates), in each case voting in person or by proxy at a meeting of such unitholders at which a quorum is present. At any time that Avalon and its affiliates collectively own less than 10% of the total Trust units outstanding, however, the standard for approval will be the vote of the holders of a majority of the Trust units, including Trust units owned by Avalon and its affiliates, voting in person or by proxy at a meeting of the unitholders at which a quorum is present. Abstentions and broker non-votes will not be deemed to be a vote cast. However, no amendment may:

•	increase the power of the Trustee to engage in business or investment activities;

•	alter the rights of the Trust unitholders as among themselves; or

•	permit the Trustee to distribute the Royalty Interests (as defined in the Trust Agreement) in kind.

Amendments to the Trust Agreement’s provisions addressing the following matters may not be made without Avalon’s consent:

•	dispositions of the Trust’s assets;

•	indemnification of the Trustee;

•	reimbursement of out-of-pocket expenses of Avalon when acting as the Trust’s agent;

•	termination of the Trust; and

•	amendments of the Trust Agreement.

Certain amendments to the Trust Agreement do not require the vote of the Trust unitholders. The Trustee may amend or supplement the Trust Agreement, the conveyances, the administrative services agreement, or the registration rights agreement, without the approval of the Trust unitholders, to cure ambiguities, to correct or supplement defective or inconsistent provisions, to grant any benefit to all Trust unitholders, to evidence or implement any changes required by applicable law or to change the name of the Trust, provided, however, that any such supplement or amendment does not adversely affect the interests of the Trust unitholders. Furthermore, the Trustee, acting alone, may amend the administrative services agreement without the approval of Trust unitholders if such amendment would not increase the cost or expense of the Trust or create an adverse economic impact on the Trust unitholders.

All other permitted amendments to the Trust Agreement and other agreements listed above may only be made by the vote of the holders of (i) a majority of the Trust units (excluding Trust units owned by Avalon and its affiliates) and (ii) a majority of the Trust units (including units owned by Avalon and its affiliates), in each case voting in person or by proxy at a meeting of such holders at which a quorum is present; except that at any time that Avalon and its affiliates collectively own less than 10% of the total Trust units outstanding, the standard for approval will be the vote of the holders of a majority of the Trust units, including Trust units owned by Avalon and its affiliates, voting in person or by proxy at a meeting of such holders at which a quorum is present. Abstentions and broker non-votes will not be deemed to be a vote cast.

The Trustee must consent before all or any part of the Trust assets can be sold except in connection with the dissolution of the Trust or limited sales directed by Avalon in conjunction with its sale of any properties in which the Trust owns a royalty interest.